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SECUF 08030001 MISSION

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FEB 2 0 2008

Washington, DC 101

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SEC FILE NUMBER
8- 32747

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2007 (MM/DD/YY) AND ENDING December 31, 2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

OFFICIAL USE ONLY
FIRM I.D. NO.

Client Name: Florida Capital Securities Corporation

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

300 International Parkway, Suite 300
(No. and Street)

Heathrow	FL	32746
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

C. Thomas Selby — 407-333-1604
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name - *if individual, state last, first, middle name*)

800 North Magnolia Avenue, Suite 1700,	Orlando	FL	32803
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 1 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, C. Thomas Selby swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Florida Capital Securities Corporation, as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

President
Title

Notary Public

NOTARY PUBLIC-STATE OF FLORIDA
Clare B. Phillips
Commission # DD448535
Expires: AUG. 23, 2009
Bonded Thru Atlantic Bonding Co., Inc.

This report ** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

McGladrey & Pullen
Certified Public Accountants

Florida Capital Securities Corporation

Financial Report
December 31, 2007

Contents

McGladrey & Pullen

Certified Public Accountants

Independent Auditor's Report

To the Stockholder
Florida Capital Securities Corporation
Heathrow, Florida

We have audited the accompanying statement of financial condition of Florida Capital Securities Corporation as of December 31, 2007, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Florida Capital Securities Corporation as of December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule 1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

McGladrey & Pullen, LLP

Orlando, Florida
February 14, 2008

Florida Capital Securities Corporation

Statement of Financial Condition
December 31, 2007

Assets		
Cash and cash equivalents	$	83,037
Commissions receivable		135,915
Prepaid expenses		18,078
Total assets	$	237,030
Liabilities and Stockholder's Equity		
Commissions payable	$	167,415
Total liabilities		167,415
Stockholder's Equity		
Common stock, $1 par value; 1,000 shares authorized, 600 shares issued and outstanding		600
Additional paid-in capital		65,821
Retained earnings		3,194
Total stockholder's equity		69,615
	$	237,030

See Notes to Financial Statements.

Florida Capital Securities Corporation

Statement of Income
Year Ended December 31, 2007

Revenues:		
Commission income	$	5,046,300
Managing dealer fee income		841,050
Other income		35,000
Interest income		415
Total revenues		5,922,765
Expenses:		
Commissions		5,046,300
Broker-dealer fees		157,310
Legal and professional fees		29,195
Rent		17,600
Regulatory fees		15,863
Office expense		15,034
Accounting		11,425
Licenses and permits		1,064
Total expenses		5,293,791
Net income	$	628,974

See Notes to Financial Statements.

Florida Capital Securities Corporation

Statement of Changes in Stockholder's Equity
Year Ended December 31, 2007

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total Stockholder's Equity
Balance, December 31, 2006	$ 600	$ 65,821	$ 36,541	$ 102,962
Net income	-	-	628,974	628,974
Distributions	-	-	(662,321)	(662,321)
Balance, December 31, 2007	$ 600	$ 65,821	$ 3,194	$ 69,615

See Notes to Financial Statements.

Florida Capital Securities Corporation

Statement of Cash Flows
Year Ended December 31, 2007

Cash Flows From Operating Activities		
Net income	$	628,974
Adjustments to reconcile net income to net cash provided by operating activities:		
Changes in working capital components:		
(Increase) decrease in:		
Commissions receivable		(135,915)
Other receivables		1,292
Prepaid expenses		516
Commissions payable		167,415
Net cash provided by operating activities		662,282
Cash Flows From Financing Activities		
Distributions		(662,321)
Net cash used in financing activities		(662,321)
Net decrease in cash		(39)
Cash and cash equivalents:		
Beginning		83,076
Ending	$	83,037

See Notes to Financial Statements.

Florida Capital Securities Corporation

Notes to Financial Statements

Note 1. Nature of Organization and Significant Accounting Policies

Organization: Florida Capital Securities Corporation (the Company) serves as managing broker-dealer for the sale of limited partnership interests in affiliated partnerships (see Note 2). The Company has entered into wholesale placement agreements with affiliated limited partnerships for sales of limited partnership interests. The affiliated entities will pay the Company for sales of limited partnership interests in aggregate of 10.5% of gross offering proceeds as 9% selling commissions and 1.5% as managing dealer fees. The Company has entered into selling group member agreements with the selling broker-dealers for a 9% commission for sales of limited partner interests. Certain broker-dealers may receive an additional .5% fee for selling 30 or more limited partnership units.

The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA) as a national broker-dealer. Subsequent to December 31, 1990, the Company's restrictive agreement with the SEC and FINRA was amended to allow the sales of investment company shares on an application-way basis with the issuer.

A summary of the Company's significant accounting policies follows:

Revenue recognition: Commission revenue and managing dealer fees are recognized as revenue when earned as evidenced by the receipt of a signed subscription agreement and receipt of the limited partner capital contribution from the investor by the limited partnership.

Cash and cash equivalents: For purposes of reporting cash flows, cash equivalents include unrestricted certificates of deposit with an original maturity of three months or less.

Commissions receivable: Commissions receivable are recorded at net realizable value. An allowance for doubtful accounts is provided based on prior collection experiences and management's analysis of specific accounts. The allowance is reviewed periodically and adjusted for commissions deemed uncollectible by management. In the opinion of management, no such allowance is deemed necessary.

Income taxes: The Company has elected to be treated as an "S" corporation for tax purposes and, accordingly, any liability for income taxes rests with the stockholder and not the Company.

Use of estimates The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Note 2. Related Party Transactions

The Company has a support agreement with Florida Capital Real Estate Group, Inc. (FCREG), which is 50% owned by the Company's sole stockholder. In the agreement, FCREG agrees to provide support in the form of office and storage space, office supplies, clerical personnel and other goods and services appropriate for conducting the business of the Company. The agreement calls for the Company to reimburse FCREG for its out-of-pocket expenses. The Company was charged $30,563 under this agreement during 2007.

Commission income and managing dealer fee income are earned on the sale of units in private placement limited real estate partnerships in which the Company's sole stockholder is also a stockholder of the general partner of these limited real estate partnerships. The Company has commissions receivable from an affiliated partnership totaling $135,915 as of December 31, 2007.

Note 3. Broker-Dealer Regulation

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule ("Rule 15c3-1") which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2007, the Company had net capital, as defined, of $11,161, which is $13,811 in excess of its required net capital of $5,000. At December 31, 2007, the ratio of aggregate indebtedness to net capital was 6.70 to 1.

The Company is exempt from making computations of amounts on deposit in the Special Reserve Bank Account for the Exclusive Benefit of Customers under the provision of paragraph (k) of rule 15c3-3 under the Securities Exchange Act of 1934 and complying with certain other provisions of this rule.

The Company has no liabilities which are subordinated to the claims of general creditors.

Florida Capital Securities Corporation

Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
December 31, 2007

Net capital		
Total stockholder's equity	$	69,615
Less non-allowable assets:		
Commission receivable on sale of limited partnership units (net of $109,350 related to commission payable)		26,565
Prepaid expenses		18,078
Total net capital	$	24,972
Aggregate indebtedness		
Commission payable		167,415
Total aggregate indebtedness	$	167,415
Computation of Basic Net Capital Requirement:		
Minimum net capital required (6 2/3% of aggregate indebtedness)	$	11,161
Excess net capital	$	13,811
Ratio: Aggregate indebtedness to net capital		6.70 to 1
Reconciliation with Company's Computation:		
Net capital, as reported in the Company's unaudited focus report on December 31, 2007		24,972
Net audit adjustments		-
Net capital per above	$	24,972

McGladrey & Pullen
Certified Public Accountants

Independent Auditor's Report on Internal Control

To the Stockholder
Florida Capital Securities Corporation
Heathrow, Florida

In planning and performing our audit of the financial statements and supplemental schedule of Florida Capital Securities Corporation (the Company) as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

McGladrey & Pullen, LLP

Orlando, Florida
February 14, 2008

END